Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 810 – 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2Date of Material Change

December 8, 2017.

Item 3News Release

The news release was disseminated on December 8, 2017 by way of the facilities of Stockwatch.  Copies were also filed on sedar with the applicable securities commissions.

Item 4Summary of Material Change

The Company announced the granting of stock options.

Item 5.1Full Description of Material Change

The Company announced today the granting of stock options under its Stock Option Plan to purchase an aggregate of 1,395,000 common shares of the Company at an exercise price of $0.28 per share for a five year term. The stock options were granted to directors, officers, consultants and employees of the Company and are subject to any necessary regulatory approvals.  The stock options may be subject to vesting conditions at the discretion of the board.

Item 5.2Disclosure for Restructuring Transactions

Not applicable.

Item 5Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 6Omitted Information

Not applicable.

Item 7Executive Officer

Bob Sukhwinder Rai, Chief Executive Officer and Director

Business Telephone:604 687 2038
Facsimile:604 687 3141

Item 9Date of Report

December 8, 2017